Paula Winner Barnett, Esq.
17967 Boris Drive, Encino, CA 91316
tel (818) 776-9881
fax (818) 743-7491
pwbarnett@sbcglobal.net
April 10, 2006
VIA EDGAR AND FACSIMILE
Steven Jacobs, Accounting Branch Chief
Matthew Maulbeck, Staff Accountant
Pradip Bhaumik, Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 6010
Washington, D.C. 20549-0306

Re:	EUPA International Corporation
Form 10-KSB for the Year Ended December 31, 2004
Original Filed March 31, 2005, Amendment No. 1 Filed November 28, 2005,
Amendment No. 2 Filed March 10, 2006
File No. 0-26539 (the “Form 10-KSB”)
Dear Messrs. Jacobs, Maulbeck and Bhaumik:
On behalf of EUPA International Corporation (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the March 21, 2006 letter from the Securities and Exchange Commission (the “Commission”).
Form 10-KSB for the year ended December 31, 2004
Item 3 – Legal Proceedings, page 3
1.	We note the disclosure on page 3 of your amended annual report regarding a lawsuit brought against Tsann Kuen Enterprise Co., Ltd. and your subsidiary, Tsann Kuen U.S.A., related to sales of products in Iran by Tsann Kuen China (Shanghai) Enterprises Ltd. Iran is identified as a state sponsor of terrorism by the Sate Department, and is subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control. Your Form 10-KSB/A contains no other information regarding contacts with Iran by you, TK USA or any other affiliated entity. Please describe for us your current, historical, and anticipated direct or indirect business activities in or contacts with Iran, whether through subsidiaries or other affiliates, joint ventures, or other direct or indirect arrangements. Your discussion should include but not be limited to:

•	The extent and nature of any business activities in Iran, including the type of and dollar value of goods sold, and whether TKS, TK USA or any other affiliate continues to sell goods in Iran; and

Messrs. Jacobs, Maulbeck and Bhaumik
April 10, 2006

•	Whether the parties with whom you have agreements to sell, or to whom you otherwise sell, in Iran, are entities controlled by or affiliated with the government of Iran; the material terms of any agreements covering sales into Iran; and whether such agreements are still in force.
Response
Neither the Company, nor Tsann Kuen U.S.A (“TK USA”), nor, to the Company’s knowledge, any of its affiliates, has any current, historical, or anticipated direct or indirect business activities in or contacts with Iran. The disclosure in the Company’s 2004 Form 10KSB was strictly because the Company and TK USA were named in a lawsuit under an “alter ego” theory. To the Company’s knowledge, Tsann Kuen China (Shanghai) Enterprises Ltd. (“ TKS”) never had any business activities or contacts in Iran. TKS had entered into a memorandum with an individual residing in the United States to build a computer factory in Iran. No definitive agreement was negotiated or entered into. The Company has no information about the contents of the memorandum. However, no business activity or contact ensued and TKS terminated the memorandum. On November 31, 2001, the individual filed a lawsuit claiming breach of contract against TKS. The complaint included Tsann Kuen Enterprise Co., Ltd., TK USA, and Tsann Kuen China (Shanghai) Enterprises Ltd. as “alter egos” of TKS. The Company was subsequently added as a defendant on December 7, 2001. On February 5, 2003, all the defendants were granted a summary judgment.

2.	Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether these activities or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from business activities in or contacts with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decisions, including the potential impact of your business activities upon your reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these illustrative actions.
Response
As stated in response 1, there have been no business activities or contacts in Iran.
Consolidated Statements of Operations, page F-3
3.	We note your response to comment 4. In future filings, please revise your statements of operations to classify costs related to research and development services and fiduciary and administration services as costs of services to arrive at gross profit rather than general and administrative expenses. Reference is made to Rule 5-03 of Regulation S-X.

Messrs. Jacobs, Maulbeck and Bhaumik
April 10, 2006

Response
The Company has revised its statements of operations accordingly in its consolidated financial statements and notes thereto in its Form 10-KSB for the year ended December 31, 2005.
Note D – Intangible Assets, page F-12
4.	We note your response to comment 1. Please revise your disclosure in future filings to include a more detailed description of your impairment policies related to intangible assets and the useful lives assigned to those assets.
Response
The Company has revised the disclosure contained in its Form 10-KSB for the year ended December 31, 2005 accordingly.
Form 10-QSB for the quarterly period ended September 30, 2005
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
The Company’s officers and I are available to discuss with you any further comments or questions you may have.
Very truly yours,
/s/ Paula Winner Barnett
Paula Winner Barnett
cc:    Mr. Kung-Chieh Huang